

June 21, 2011

Via E-mail
Mr. Jay S. Benet
Vice Chairman and Chief Financial Officer
The Travelers Companies, Inc.
One Tower Square-2MS
Hartford, CT 06183

   Re: **The Travelers Companies, Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2010
       Filed on February 17, 2011
       File No. 001-10898

Dear Mr. Benet:

   We have reviewed your June 7, 2011 response to our May 23, 2011 comment letter and have the following comment.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

   After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
15. Contingencies, Commitments and Guarantees
Other Proceedings, page 235

1. Please refer to prior comment five. Regarding your proposed disclosure for lawsuits to be included under Asbestos and Environmental-Related Proceedings, where the ultimate resolution could be material to your future results of operations, please disclose your estimate of the possible loss or range of loss resulting from these lawsuits or a statement that such an estimate cannot be made, in accordance with guidance in ASC 450-20-50-4.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant